Exhibit 99.4

NICE’s Evidencentral Digital Transformation Solutions Named Winners in
2022 ASTORS Awards for Seventh Consecutive Year

NICE solutions take home awards in two categories for their ability to improve first response and ensure timelier justice by efficiently managing a growing volume of digital evidence and data

Hoboken, N.J., January 10, 2023 – NICE (Nasdaq: NICE) today announced that it has been named the winner in two categories in the 2022 ASTORS Awards for the seventh consecutive year. Sponsored by American Security Today, the ASTORS Awards recognize innovative solutions that support law enforcement, criminal justice and public safety agencies in their mission to fight crime and keep cities and communities safe and secure. NICE Inform Elite received a platinum award in the Best 911 Center Solution category, and NICE Investigate and NICE Justice were named gold award recipients in the Best Investigation Solution category.

All three solutions comprise NICE’s Evidencentral platform, a suite of interconnected technologies designed to help public safety and criminal justice agencies digitally transform how digital evidence and data are managed, from incident to court. Evidencentral helps agencies unlock the truth from growing volumes of digital evidence and data to improve emergency response and ensure timelier justice.

Chris Wooten, Executive Vice President, NICE, said, "We are thrilled once again to be recognized by the ASTORS awards, now for the seventh consecutive year. Our Evidencentral platform features an ecosystem of integrated technologies that bring data together to provide a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes.”

Today, almost every 911 center is caught up in the revolving door of turnover, recruiting and training which can negatively impact performance and emergency response. NICE Inform Elite was recognized by the ASTORS for its ability to address these complex challenges. By revealing the truth as it happened, NICE Inform Elite’s automated incident reconstruction, quality assurance and incident intelligence dashboards provide 911 center managers insights to continuously improve telecommunicator performance, while also giving them time back in their day to coach, train, support and retain valuable staff.

NICE solutions transform how digital evidence is collected, analyzed and shared so justice can flow more smoothly from incident to court. For example, NICE’s digital transformation solutions have been shown to assist in eliminating discovery backlogs of thousands of cases, significantly reducing trips to collect evidence, cutting time required to share evidence from days to hours, boosting intake and discovery productivity and producing thousands of hours in annual efficiency savings, while also improving community engagement, and reducing risk to victims through earlier charging decisions and higher remand rates.

For more information on NICE’s award-winning solutions visit the NICE Public Safety & Justice website.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Chris Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.